UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2026

Ying Cenly Chen
Chief Executive Officer
ChronoScale Holdings Corp.
3811 Turtle Creek Blvd. Suite 2100
Dallas, TX 75219

Re: ChronoScale Holdings Corp.
Registration Statement on Form S-3
Filed June 30, 2026
File No. 333-297176

Dear Ying Cenly Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven Siesser, Esq.